## Contact

www.linkedin.com/in/
christopherbouzy (LinkedIn)
www.botsentinel.com (Company)
twitter.com/cbouzy (Other)

## Top Skills

Cybersecurity
Python (Programming Language)
JavaScript

## Languages

English (Native or Bilingual)

# Christopher Bouzy

Christopher Bouzy is the founder and CEO of Bot Sentinel, a company specializing in identifying and understanding disinformation and targeted attacks on social media platforms

New York City Metropolitan Area

## Experience

### Spoutible Inc.
Founder & CEO
December 2022 - Present (1 year 1 month)
New York, New York, United States

Spoutible's goal is to allow users to "spout off" while mitigating targeted harassment, threats of violence, racism, antisemitism, homophobia, transphobia, rampant misogyny, mis/disinformation, and platform manipulation.

### Bot Sentinel Inc.
Founder & CEO
February 2018 - Present (5 years 11 months)
North Bergen, New Jersey, United States

### Komcore Corporation
Founder & CEO
August 2013 - December 2018 (5 years 5 months)
Greater New York City Area

### Egisca Corp.
Founder & CEO
March 2006 - August 2013 (7 years 6 months)
New Jersey

### Insight Concepts
Founder & CEO
November 2000 - February 2006 (5 years 4 months)

### NYC Department of Education
Computer Service Technician
September 1998 - November 2000 (2 years 3 months)

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